PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Human clinical study demonstrates superior Neptune Krill Oil NKO® pharmacokinetic profile

-- Marine omega-3 phospholipids in NKO® outperform established nutraceutical and pharmaceutical omega-3 formulations--

--Study results used to direct Acasti Pharma’s prescription drug program--

Laval, Québec, CANADA – November 19, 2008 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) is pleased to announce positive results from a human clinical trial conducted in Germany in order to study the pharmacokinetic profile of Neptune Krill Oil NKO®. The objective of the trial was to evaluate the bioavailability and steady state assessment of NKO® in a low physiological daily dose and compare it to well-established nutraceutical and pharmaceutical omega-3 formulations by measuring the levels of the omega-3 fatty acids eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA) in plasma and erythrocytes.

The clinical study was conducted under controlled, randomized, double-blind and mono-centric conditions, and comprised of a parallel design with four groups of twelve healthy male volunteers each. One of the four groups received NKO® (where EPA and DHA are primarily bound to phospholipids), and the three other groups received either a formulated krill oil-like blend, or concentrated DHA/ EPA ethyl esters (where EPA and DHA are primarily ester bound) or a pharmaceutical grade fish oil (where EPA and DHA are primarily bound to triglycerides).

The trial was designed to compare the acute and long-term bioavailability of the omega-3 fatty acids EPA and DHA of each of the formulations standardized to a low physiological daily dose of 500 mg NKO®. Concentrations of the omega- 3 fatty acids EPA and DHA were analyzed in plasma and erythrocyte membranes at defined time points of 1 day, 7 days, 28 days, 56 days and 112 days, enabling the measure of accumulation, steady state and bioavailability during the normal lifespan of the erythrocyte.

The results of the study clearly demonstrate that NKO®: a) provides a rapid and significantly high bioavailability of EPA and DHA even at unprecedented low daily dose and b) achieves a significantly higher bioavailability compared to successfully marketed nutraceutical and pharmaceutical omega-3 formulations, c) achieves a significantly greater reduction of the EPA/ arachidonic acid index and d) achieves a significantly greater increase of the omega-3 index within the erythrocyte lifespan of 120 days.

The positive effect of Neptune phospholipids on the EPA/ arachidonic acid index and the omega-3 index, which are recognized markers for cardiovascular risk, reinforces the previously proven cardiovascular and antiinflammatory benefits of Neptune phospholipids, namely increasing HDL ("good cholesterol") and decreasing LDL ("bad cholesterol") as well as CRP ("C-reactive protein", an inflammatory marker), and as such strengthening their position in cardiovascular management.

"This is a very important clinical study for both Neptune and Acasti Pharma. Because of the low physiological daily dose used, the clinical study establishes new grounds for the methodology of bioavailability assessment for omega-3 fatty acids. It is the first human clinical trial demonstrating the superior pharmacokinetic profile and as such supporting the rationale of the superiority of Neptune proprietary compositions, which form the basis of our omega-3 phospholipids nutraceutical and pharmaceutical pipeline," said Dr. Tina Sampalis, Chief Scientific Officer of Neptune. "The results also show that NKO®, a patented formula, cannot be simply mimicked by blending different constituents together and that the bioactive ingredients must be extracted keeping the physiological activity of the phospholipids intact, which we manage through our proprietary manufacturing process," she added.

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About Acasti Pharma

Acasti Pharma, a subsidiary of Neptune Technologies, is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids being developed for chronic cardiovascular conditions. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and play, as such, an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits, and which are stabilized by potent antioxidants.

About Neptune Technologies

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits of its products in various medical indications. The Company patents and protects its innovations and is continuously expanding its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. The Company expects to launch its first functional food product in early 2009 with its partners Marine Life Science and Weider Global Nutrition.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Technologies and
Acasti Pharma Contact:
Neptune Technologies & Bioressources Inc.
Acasti Pharma Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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